Filed by: International Game Technology PLC (Commission File No.: 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (Commission File No.: 001-36906) Transcript of Everi Holdings Inc. Management Conversation with Vince Sadusky and Fabio Celadon of International Game Technology PLC May 7, 2024 Randy Taylor President and Chief Executive Officer of Everi Holdings Inc. (“Everi”) Hello, everyone. As we discussed in our last video, our goal is to keep everyone updated on the status of the merger and any other information that we think is beneficial. So, to that extent, we asked Vince Sadusky and Fabio Celadon, incoming CEO and CFO, if the merger is completed, to have a short fireside chat with Mike and myself. Our intention is really to cover some of the questions that we covered previously from our employees, but really let Vince and Fabio provide their perspectives. So, with that, we're just going to jump into a few questions, and I'm going to start with Vince. Why did IGT decide to separate the lottery business from the Gaming & Digital business? Vince Sadusky Chief Executive Officer of International Game Technology PLC (“IGT”) Thanks, Randy. So, there’s really a couple of reasons. One is, operationally, we had tried a lot of different evolutions of corporate structure. We were, prior to the current reorganization, we were organized by geography. So, we had a Head of International that covered both lottery and gaming and European markets, Asian markets, North America and Italy. We decided over, over time, we realized, look, they the lottery business is very different from the gaming business. You know, the lottery businesses is one that you enter into long term contracts. It's really a yield management type of business, very structured and moves at a different pace, and the investor proposition is very different from the gaming industry, as we all know, you know, at Everi at IGT on the gaming side. You know, as soon as you create a great game, you better be creating another great game, and it's decisions around different game categories, what geographies you're going to play in, just the whole digital element. It's incredibly dynamic, and a much different investor proposition. It’s all about growth, not so much about, about yield. So, that really led us to the decision of separating, and then the thinking was, well, we've got to figure out what's the best separation? Do we sell gaming? But, we love gaming. We love the progress we've made. We've been in it for a very long period of time. We're committed to it. Kind of the post, the post Covid period has shown that people, even more than ever, loved gaming and love slot machines, in particular. And, we thought that was really great. So, if we could do something where we continue to maintain our ownership of gaming, that would be ideal, and then we got our conversation going and really fell in love with, the opportunity to take two amazing companies and, and create one. And, by doing that, we, we separate the companies, and, we think, give both companies the best chance for success. Mike Rumbolz Executive Chairman of the Board of Directors of Everi Well, let me follow up on that, Vince. What was it that you, you or the rest of IGT saw with Everi that made you believe we'd be a good merger partner? Vince Sadusky Yeah. It's a it's a great question. We were really impressed at how Everi continued to move through the financial services markets. The delivery of your services is so high quality that you're very highly thought of. And then to build, you know, a gaming business on the back of that, I think was incredibly innovative, and you all had some very good successes. So very impressed at the gaming development and certainly the the fintech side. But, I'd say overall, you know, culture is such an important thing, right? A lot of these combinations don't work out because companies just come from completely different cultures. Whether it’s geographic, social or, more often than not, when North American companies combined are just, they have different directives, different objectives, different personalities. You know, the feedback I think, and not I think, that I know that I've received and we've received from, from the marketplace is, applause for our transaction, and, the reason really is these are great companies, right? You guys both provide a really great service. You're both very service oriented, and, overall, you're both comprised of people that are really smart, really humble and get the job done, and I really like that. And, so I think that was, a huge, huge positive for us to, to have a successful combination and be excited about it. Randy Taylor So you hit a little bit on culture, and I think you kind of probably took the question, but I'm going to address it anyway. That's just, how do you see the culture of, of IGT and, and Everi coming together and what excites you about that? And, anything else that you can share because it's, it's important from the Everi side because we do feel we’ve built a, a good culture, and we are excited about what IGT has to offer. Vince Sadusky Yeah, I think that's, you know, culture’s an interesting thing, right? It's an intangible, and it's a big part of driving success. Of course, you need great games, you need great systems, you know, you need great, great finance. But, ultimately, you know, the culture I think is what enables a company to get people excited and really attract people to not only want to stay and contribute to the company, but, you know, put in an extra effort to ensure its success. And, also that, that word spreads around an industry pretty quickly, ‘you know hey this is a great place to come work!’ And, you know, the, the opportunities here are rare, but if you get invited to come here, this is a really, a really special place. And I think that’s the piece that I’m very sensitive to having gone through a lot of M&A transactions throughout my career; it’s to make sure that that we really balance that.

So, I think, culture is something I’m, you know, I’m super focused on, and I really want to maintain, you know, the incredible entrepreneurial nature that, that your folks have in general and balance that out with being part of a larger organization where, you know, we do need to and want to manage based upon objectives, giving folks, ‘kind of this is your plan and you go get it’. And, and let's achieve our goals, let's, let's measure them. There might be a little bit more formal systems; we’re so big and employees, you know, in Austria, you know, Australia and the UK, and Latin America, but, so kind of out of necessity. But, also, we want to maintain that culture of encouraging people to, to get involved in a lot of different areas to keep job excitement super high and, yeah, frankly, it's great, great for our company. Mike Rumbolz Let me ask both of you, but, but, Fabio, you've seen a lot of companies over the years as you have, as you have worked in, in your current role with IGT, what do you think of the products and services and how they’ll mesh between the two companies and, and maybe get your view as well, Vince? Fabio Celadon Executive Vice President, Strategy and Corporate Development Well, I mean, as, as Vince pointed out, the, there's a fundamental benefit in this combination, which is the complementarity of the portfolios. Fintech is something that IGT never was part of and it's an exciting business for a number of reasons. It fits well with our casino management system solution, so there's a number of things that the combination of those two parts of the business can, can achieve. And, on the gaming side, it is a fact that IGT has built a very strong position in some of the specialty markets, like poker and, and VLTs and, and so forth, but never was, particularly strong in Class II. And, Everi has built a fantastic business in, in Class II, which is a recurring revenue business, which is a very appealing proposition for us. So, it's, it's a portfolio that comes together nicely and, unlike some of the combinations in the past that had a lot of integration hiccups, we don't anticipate that for that very reason. Now, one of the concerns that some folks may have is, you know, the integration will lead to lack of support for some of the existing products and services. In fact, I would say the opposite. It is our strong interest and commitment to continue to support all product lines and products and services through their end of life. Vince Sadusky I think Fabio summed it up really well. There’s not too many combinations you find in the same industry where you have a complementary product line. Normally, certain products have to get sacrificed, and you pick, you pick the one where the company has done a better job, and then figuring out, you know, how do we get the best out of the two companies. I think we start from an assessment that we’ve collectively all made that this is a pretty good fit. Fabio Celadon I have to chime in on that just for that last comment. The international distribution footprint that IGT has is incredibly valuable for Everi’s products and services and will speed up an international expansion that you guys would have pursued anyway.

Randy Taylor Yeah, and just one other thing to tag onto it, what we've really kind of preached to, to our employee base is that from an R&D standpoint, right, this is this is where we want to go. We want to continue to enhance and provide better games and, and better services, both on the fintech, the games and digital side. So, R&D is going to be, continue to be very important to this company, and we'll continue to invest in that type of, of, you know, expense because it's, it's how we how we grow this company. Vince Sadusky Yeah, I, I agree with that 100%. Ultimately, the way I think about this transaction is if we look back from this, look back on this couple of years from now and, and we've, we've not created great products and we've not provided incremental services to our customers, but we've saved more costs, yeah, that would be viewed as a failure and, from my perspective, a complete failure. If we don't deliver on, you know, on the costs, or, you know, we, we don't maximize that but we've done a really great job with our R&D dollars, and we're, you know, we find ourselves much more valuable to, to our customers than we are individually, and we’ve got great products coming down the line and our, our winning games increase collectively, that's a home run for our company. Mike Rumbolz Well, you know, you mentioned it just briefly earlier, what kind of reaction are you getting from the customers and, and shareholders and others that are out in the marketplace looking at us as we, as we do this transaction? Vince Sadusky Yeah, I'll take the customers and let Fabio comment on the, on the shareholders. So, on the customer side, and I know you all have also gone out and had your conversations with, with customers, a lot of them are the same customers, sometimes different people in those organizations, but, but nothing but support. Fabio Celadon What we articulated in terms of the complementarity of the business portfolio and so forth is well understood. The, the stock reaction on both sides hasn't been great so far, and, and we acknowledge that. And, I guess the fundamental reason for that is the time to close, the fact that investors will need to, you know, stick around for some time before the synergy value gets delivered and so forth. And, and that is a little bit of a disconnect between where we are today and, and, and, and how good the story is in terms of the transaction coming together. Randy Taylor Maybe skipping back more to, you know, something that impacts our employees is our benefits, right? And we've had conversations with them to say, ‘look, nothing's going to change in our benefits right now, there's nothing happening today, we have our benefits.’ And the expectation is when the companies are merged together, the companies and the businesses merge together, that the, the approach would be to, to take the best of both and, and really provide, you know, hopefully world class benefits to our employees, and I just would like to put that to you and see if you can kind of comment on that as well.

Fabio Celadon Yeah, so, I'd like to reassure people that it's sort of natural when there's a combination, the uncertainty becomes front and center and people start wondering about all sorts of different things. Vince has gone through a million of them. I've gone through a few of them myself. The truth is that part of the integration planning process that we kicked off recently will be really aligning or understanding where we start from in terms of all sorts of different things, including, employee benefits, and I think we'll end up aligning them in a way that no one will be worse off. And, in fact, it's going to be either same as before or probably even better. Mike Rumbolz And you make a great point, that you've done a lot of this in your career, Vince, and this, in the gaming industry, we've become accustomed to acquisitions rather than mergers. You know, ‘we bought you out and now we decide and we're going to get rid of as much as we can and make this is as cost effective as possible.’ What's your view on actually doing a real merger in the gaming industry. Harder, easier? Vince Sadusky Yeah, it's a great, it's a great question. I think it's harder because in a acquisition, right, the acquiring company usually pays a big premium and, and so they impose their will and their culture and their people, it's just, it's just the way it is. You know, in a merger, you know, we are literally combining. Our shareholders are receiving shares of ‘new Everi’, so, you know, Everi’s existing shareholders are shareholders and IGT shareholders become shareholders. So, we're all, we're all in this together, and you know, they're not cashing out. Right? A lot of times that's, that's the deal. You get acquired and the acquiree’s shareholders get a check and they’re, and they’re gone. So, this is, this is a lot more difficult because you do have the coming together of companies, you have culture to consider and, you know, we truly want the best people, the best processes. So, we're evaluating everything, you know? Evaluating every system, ERP systems, our, our tools that we utilize to, to make games. We'll have a short-term plan and a long-term plan, all of that. And, that's, that's a lot of work versus, you know, a big company comes in, buys us and it's like, ‘this is the way it is’, right? ‘We're using all of our systems, we're, we're great, and take it or leave it.’ But, I do think we will get a much better outcome as a result of, of this process than we would in, in a straight up acquisition. Randy Taylor Well, look, I think we probably have time for one more. I think it’s pretty straightforward, but I think it’d be great coming from both you and Fabio, just your perspective on how long will it take to close this transaction? What is the, what is the timeline? How are you guys looking at that and any, any other comments you can, you can put towards that. Vince Sadusky Yeah, I wish we could close tomorrow! Randy Taylor Yeah, that’s right, that’s right, that’s right.

Vince Sadusky But, you know, all this time between signing and, and closing, I think we’re not going to waste, right? We're going to we're going to do as much as we are possibly allowed to, right? As we all know, we can't really do much together, but we can, we can make all these plans, come up with our playbook, so that on day one, we're ready to hit the ground running. Fabio Celadon Yeah, in terms of process, I mean, we start with, from the realization that, for IGT, these are two segments that need to be separated from the mothership, and so that takes a little bit of work in terms of the carving out of the business. And then, you know, all of the financials associated with the carve out, the pro formas and the preparing the SEC filings, it's a process. So, it will take some time, and with regulatory reviews, you know, taking a little bit of time, as well. We target Q4 sometime or Q1 next year. Mike Rumbolz That's something that, yeah, actually, you know, I, I don't think our employees have, have really appreciated how much work has gone into trying to separate global gaming and digital from the lottery business in IGT, and how much time has already been invested in doing that, and how much more is necessary before we get to all the regulatory approvals that we have to have. So, I appreciate you pointing that out. Fabio Celadon Yeah, there's a lot of shared services that, you know, by taking two segments out of the family, so to speak, need to be somewhat, stood up. Randy Taylor Yeah, and my ongoing joke is that I'm not sure we could make it more complicated than we have, but I think it's going to be good in the end. It is complicated because you, you had to carve out pieces of it. Well, look, I appreciate, Vince, Fabio, appreciate you guys taking the time to chat. This is really for our employees, I think we're trying to continue to keep them engaged and, and really, you know, energized because this is going to be a good combination if we can get it across the line, and I think it will make us a, a better company combined altogether. And, thank you for your time. Thank you. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) among Everi, IGT, Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY

STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, c/o IGT Global Solutions Corporation, IGT Center, 10 Memorial Boulevard, Providence, RI 02903-1160, Attention: Investor Relations. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT’s Global Gaming and PlayDigital businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that Everi or IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, operational plans for the combined company, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi’s and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi’s stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID- 19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. Neither Everi nor IGT intends to update forward-looking statements as the result of new information or future events or developments, except as required by law.